BIOPHARMX CORPORATION

1098 Hamilton Court

Menlo Park, CA 94025

VIA EDGAR

June 8, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jay Ingram, Legal Branch Chief Sherry Haywood, Staff Attorney
Re:	BioPharmX Corporation Registration Statement on Form S-1 (File No. 333-203317) originally filed April 9, 2015, as amended on May 14, 2015, June 1, 2015 and June 8, 2015

Requested Date: June 10, 2015

Requested Time: 4:00 PM Eastern Time

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioPharmX Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Niki Fang, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•         should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292, or in his absence, Ms. Fang at (650) 335-7252.

[Signature Page Follows]

Sincerely,

BIOPHARMX CORPORATION

/s/ James R. Pekarsky
James R. Pekarsky
Chief Executive Officer

cc:                                James R. Pekarsky, Chief Executive Officer

BioPharmX Corporation

Robert A. Freedman, Esq.

Niki Fang, Esq.

Fenwick & West LLP